J. Bryant Kirkland III
Vice President, Treasurer and
Chief Financial Officer
May 25, 2007
VIA EDGAR
Mr. Michael Fay
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 27549

Re:	Vector Group Ltd. (the “Company”) Form 10-K for the year ended December 31, 2006 File No. 001-05759
Dear Mr. Fay:
     This letter is submitted by the Company to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response with page references to the Form 10-K filing.
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.
     In accordance with the SEC’s letter, we will include additional disclosures and revisions in response to the SEC’s comments in our future annual and quarterly filings, as applicable.

Mr. Michael Fay
Securities and Exchange Commission
May 25, 2007

Form 10-K: For the Fiscal Year Ended December 31, 2006
Item 1. Business, page 1
Liggett Group LLC, page 2
1.	Please clarify for us and in your disclosure if Liggett’s and Vector Tobacco’s MSA settlement payments are based on the full amount of their respective market shares once the minimum threshold applicable to each has been met or on only the incremental portion above the threshold. For example, if the total market share for either is 2.00%, tell us if the MSA payment is based on the full 2.00% or the difference between 2.00% and the applicable threshold (1.65% for Liggett and 0.28% for Vector Tobacco).
Response:
Liggett’s and Vector Tobacco’s payments under the Master Settlement Agreement (“MSA”) are based on each respective company’s incremental market share above the minimum threshold applicable to each respective company. Thus, if Liggett’s total market share is 2.00%, the MSA payment is based on 0.35%, which is the difference between 2.00% and Liggett’s applicable threshold of 1.65%. The Company anticipates that both exemptions will be fully utilized in the foreseeable future; however, if one of these subsidiaries fails to reach its respective minimum threshold, the other subsidiary cannot use any excess exemption.
We will include additional disclosures in our Form 10-K for the year ended December 31, 2007.
2.	Additionally, please explain to us the basis for the $107.5 million MSA related intangible asset for Vector Tobacco, how the amount was determined and why its life is considered indefinite. Also, tell us if Vector Tobacco has incurred any MSA payments after you acquired Medallion. If so, explain to us why you believe the intangible asset’s life is still considered to be indefinite and why the payments have not had an impact on the carrying amount of the intangible asset (either as an indication it is impaired or that it should be amortized).
Response:
The intangible asset of approximately $107.5 million relates to the exemption under the MSA acquired in April 2002 from the purchase of The Medallion Company, Inc. (“Medallion”) and related assets from Gary L. Hall, Medallion’s principal stockholder.

Mr. Michael Fay
Securities and Exchange Commission
May 25, 2007

The allocation of Vector Tobacco’s $110.0 million purchase price for Medallion was discussed on Page F-15 under the note “Medallion Acquisition” in the Company’s Forms 10-K for the years ended December 31, 2002 and 2003. As stated on page 3 of the 2007 Form 10-K, “...as a result of the Medallion acquisition, Vector Tobacco likewise has no payment obligation unless its market share exceeds approximately 0.28% of the U.S. cigarette market.” Thus, Vector Tobacco’s only payments under the MSA have related solely to its incremental market share greater than its minimum threshold of 0.28%. The $107.5 million intangible asset represents the value of the 0.28% MSA benefit using a discounted cash flow model. We believe that the Company will continue to realize the benefit of the exemption for the foreseeable future.
Subsection IX(c) of the MSA states payments continue under the MSA in perpetuity. As a result, the amount is not amortized in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which states in paragraph 11, “an asset with an indefinite useful life is not amortized” and “If no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the intangible asset shall be considered to be indefinite.” In accordance with paragraph 17 of SFAS No. 142, the Company conducted an annual review of its intangible assets for potential impairment at December 31, 2006 and 2005 and determined no impairment had occurred. As a result of this literature and the description above, the Company has classified this asset as an intangible asset with an indefinite life.
We will include additional disclosures in our Form 10-K for the year ended December 31, 2007.
Management’s Discussion and Analysis, page 42
Liquidity and Capital Resources, page 57
3.	Please disclose the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to the guidance in Section IV (B) of FR-72 (Release No. 33-8350).
Response:
The decrease in net cash provided by operating activities in the 2006 period compared to the 2005 period primarily related to an increases in inventory in 2006, lower net income in 2006, increased payments of compensation accruals at Liggett Vector Brands and income taxes in 2006 offset by a non-cash charge related to the extinguishment of debt in 2006 and lower increases in accounts receivables in 2006.
The increase in net cash provided by operating activities in the 2005 period compared to the 2004 period primarily related to increased net income and lower MSA and promotional payments on prior year obligations in 2005 due to a decrease in unit sales in 2004 offset by

Mr. Michael Fay
Securities and Exchange Commission
May 25, 2007

the non-cash inventory impairment charge in the 2004 period and increases in accounts receivable in the 2005 period versus a decrease in 2004.
We will include similar descriptions in our future filings. We included language in our Form 10-Q for the quarterly period ended March 31, 2007 to respond to this comment.
Notes to Consolidated Financial Statements, page F-8
Note 10: Income Taxes, page F-38
4.	It is not clear here why the deferred tax valuation allowance was reduced by $78.8 million in 2005 as indicated in Schedule II — Valuation and Qualifying Accounts. Please explain to us in detail the circumstances that justified initially recording the allowance in this amount and its subsequent reduction.
Response:
The reduction of the deferred tax valuation allowance was primarily related to the Company’s December 2005 acquisition of the remaining outstanding shares of New Valley Corporation (“New Valley”) it did not previously own. New Valley was previously a 57.7%-owned subsidiary of the Company which was consolidated for financial reporting purposes. However, New Valley’s operations were not consolidated for income tax purposes because the Company did not own 80% of New Valley. As a result, prior to the acquisition, New Valley, as a separate company for income tax filing purposes, was not expected to be able to fully utilize its deferred tax assets, which consisted primarily of $137,500,000 of tax loss carryforwards and approximately $14,000,000 of tax credit carryforwards. These limitations resulted in the Company’s establishment of a valuation allowance against New Valley’s deferred tax assets as the Company’s management believed it was more likely than not that New Valley would not be able to fully utilize its deferred tax assets. In connection with the acquisition, New Valley became a member of the Company’s consolidated income tax group and, as a result, the Company’s management determined it would be able to utilize New Valley’s deferred tax assets to offset the Company’s future taxable income.
Further, as noted on Page F-71, the Company estimated the fair value of deferred tax assets acquired from New Valley of approximately $70.8 million. The remaining reduction of the Company’s valuation allowance in 2005 related primarily to the utilization of New Valley’s deferred tax assets in 2005.
We will include additional disclosures, where applicable, in our Form 10-K for the year ended December 31, 2007.

Mr. Michael Fay
Securities and Exchange Commission
May 25, 2007

5.	Additionally, it is not clear from your disclosures here and in MD&A why deferred U.S. Federal taxes for 2005 differ significantly from the amounts reported in 2004 and 2006. Please explain.
Response:
Deferred federal income tax expense differs in 2004, 2005 and 2006 as a result of the utilization of net operating losses, intraperiod allocations between “Income from Discontinued Operations” and “Income from Continuing Operations” and reclassifications between current and deferred tax liabilities resulting from the Company’s settlement with the Internal Revenue Service in 2006.
Deferred federal income tax benefit for the year ended December 31, 2004 consisted primarily of the recognition of a deferred tax asset by New Valley of $9,000,000 based on New Valley’s belief that it was more likely than not that such deferred tax assets would be realized and the intraperiod allocation. The deferred federal tax expense in 2005 related to the utilization of net operating losses and was offset by the intraperiod allocation. The deferred federal tax benefit in 2006 related to the reclassification between deferred and current income tax expense associated with the Company’s settlement with the Internal Revenue Service and was offset by the utilization of net operating losses.
We will include additional disclosures, where applicable, in our Form 10-K for the year ended December 31, 2007.
Other Matters, page F-60
6.	Please explain to us why you consider the fair value of Eve’s guarantee of Trademarks’ $134.9 million bank loan to be immaterial and whether you have recorded an obligation for this guarantee pursuant to paragraphs 8 and 9 of FIN 45 (in regard to the obligation to stand ready to perform the guarantee).
Response:
The Company believes that Eve’s guarantee of Trademarks’ $134.9 million bank loan is immaterial because [redacted], a company with an equity capitalization of [redacted] at May 25, 2007 and an investment-grade debt rating, has guaranteed the future royalties of Trademarks, which is its only source of income. Such guarantee states that future annual royalties must equal the greater of (i) $10,500,000 or (ii) the annual debt service obligations plus $1,000,000 of Trademarks. As a result of [redacted] standing in the

Mr. Michael Fay
Securities and Exchange Commission
May 25, 2007

credit community, the Company believes that no premium would be required by Eve to issue the same guarantee in a standalone arm’s-length transaction with an unrelated party.
We will include the additional disclosures in our Form 10-Q for the quarterly period ended June 30, 2007.
Note 17: New Valley Corporation, page F-63
7.	We note that New Valley has a 50% ownership interest in Douglas Elliman Realty and has invested an additional $9.5 million in subordinated debt and equity in this entity. As a result, it appears New Valley may absorb a majority of this entity’s expected losses, receive a majority of its expected residual returns, or both. Accordingly, it appears New Valley may be the primary beneficiary of this entity and should consolidate it pursuant to paragraph 14 of FIN 46R. Please advise.
Response:
Prudential Real Estate Financial Services, Inc. (“PREFSA”), which owns 20.59% of the membership interests of Douglas Elliman Realty LLC, had lent approximately $52.5 million of senior debt, which had been reduced to approximately $25.5 million at December 31, 2006, and $9.5 million of subordinated debt, which has equal rights to New Valley’s loan, at December 31, 2006. Therefore, New Valley’s investment in Douglas Elliman Realty LLC, before distributions and debt repayments, is approximately $12.7 million compared to PREFSA's investment, before distributions and debt repayments, of approximately $63.7 million. Consequently, New Valley will not absorb a majority of Douglas Elliman Realty LLC’s expected losses, will not receive a majority of its expected residual returns, or both. Therefore, New Valley is not the primary beneficiary of this entity based on paragraph 14 of FIN 46R, “Consolidation of Variable Interest Entities,” and has not consolidated Douglas Elliman Realty LLC at December 31, 2006.
In addition, New Valley believes that Douglas Elliman Realty LLC, which is primarily a real estate and mortgage brokerage and property management firm, is a business, as defined in Appendix C of FIN 46R and EITF Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets of a Business,” and the scope exception discussed in paragraph 4(h) of FIN 46R applies.
We included additional disclosures related to debt owed to PREFSA in our Form 10-Q for the quarterly period ended March 31, 2007 and will continue to include such disclosures in future filings.
Note 18: New Valley Exchange Offer, page F-68
8.	Please tell us why you did not allocate any of the excess over cost to investments in non-consolidated real estate businesses, as you account for these investments by the equity method. Refer to paragraph 44 of SFAS 141.

Mr. Michael Fay
Securities and Exchange Commission
May 25, 2007

Response:
As discussed in Note 18 — “New Valley Exchange Offer” on Page F-71, New Valley initially recorded its investments in non-consolidated real estate businesses at their fair market value of approximately $71.5 million in accordance with SFAS No. 141, “Business Combinations.”
However, amounts assigned to New Valley’s assets acquired and liabilities assumed exceeded the purchase price of New Valley. Paragraph 44 of SFAS No. 141 states, “In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (excess over cost or excess). That excess shall be allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.”
In accordance with paragraph 44 (above), the Company reduced the excess over cost in all assets acquired (including investments accounted for under the equity method) other than those specified in Paragraph 44 of SFAS No. 141 to the Company’s historical cost1 in such assets prior to the 2005 acquisition by the Company of the 42.3% interest in New Valley. However, after this reduction, the excess over cost still existed. Subsequently, the Company then recognized unallocated negative goodwill of $6.766 million as an extraordinary gain in 2005, which represented the remaining excess of the fair value over the cost of the assets acquired, in accordance with paragraph 45 of SFAS No. 141, which states, “If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess shall be recognized as an extraordinary gain...”

[1]	Because New Valley was a 57.7%-owned subsidiary of Vector Group Ltd. prior to December 9, 2005, Vector recorded purchase accounting adjustments for 42.3% of New Valley’s assets (non-consolidated real estate businesses and other assets) upon their acquisition. Thus, Vector’s historical cost in non-consolidated real estate businesses, after recording purchase accounting adjustments, was equivalent to its previous carrying amount.

Mr. Michael Fay
Securities and Exchange Commission
May 25, 2007

* * * *
     Thank you for your kind assistance with this matter. Please call me at 305-579-8000 with any questions.

Very truly yours,
/s/ J. Bryant Kirkland III
J. Bryant Kirkland III

cc:	Mr. Patrick Kuhn, Staff Accountant Mr. Doug Jones, Staff Accountant Vector Group Ltd. Audit Committee PricewaterhouseCoopers LLP